

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2014

Via E-mail
Mr. Michael Beyer
Chief Executive Officer
Foresight Energy Partners LP
211 North Broadway, Suite 2600
Saint Louis, MO 63102

>   **Re: Foresight Energy Partners LP**
>   **Draft Registration Statement on Form S-1**
>   **Submitted February 18, 2014**
>   **CIK No. 1540729**

Dear Mr. Beyer:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please note that comments on your Confidential Treatment Request will be issued under separate cover. Additionally, we will require sufficient time to review your exhibits currently identified as to be filed by amendment.

Foresight Energy Partners, page 1

3.   Please provide objective third party support for the claims in the first, third and fifth paragraphs in this section, including the claims regarding being a lowest cost producer, one of the largest reserve holders, having three of the four most productive coal mines, and the uniqueness of your reserves

4.   We note the reference on page 1 to "clean tons produced per man hour basis" and a non-union workforce. With a view to clarifying disclosure, please advise us if the clean tons metric you use is an industry standard. Additionally, please advise us if the non-union statement relates to your employees and/or employees of third party contract miners.

Cash Distribution Policy and Restrictions on Distributions, page 59

5.   Neither the pro forma cash available for distribution nor the forecasted estimated cash available for distribution statement contains a line item for cash available for distribution, as do similar tables in other prospectuses. We also note that similar tables deduct the amount of expansion capital expenditures, which usually equal the sum of available cash and borrowings for expansion capital expenditures, in arriving at cash available for distribution. Following the line item cash available for distribution is an allocation of cash among the classes of units. Please revise or explain.

6.   We note the line item "borrowings or cash on hand for expansion capital expenditures." In each table or in a footnote please separately quantify the borrowing and cash amounts.

Unaudited Pro Forma Cash Available for Distribution, page 62

7.   Please update the pro forma table to the time period covered by the historical financial statements.

8.   The second paragraph under this heading refers to partial distributions on the subordinated units; however the pro forma table does not appear to include those distributions. Please revise or explain.

Estimated Cash Available for Distribution, page 65

9.   We note your response to comment 1 of our September 26, 2012 letter and disclosure indicating that the forecasted cash will be adequate to pay minimum quarterly distributions on common and subordinated units for each quarter. Please revise the table to support your statement by presenting estimated available cash for distribution on a quarterly basis. Also, address how your forecasts are affected by the decreasing

      percentages of priced commitments as disclosed in the table on page 129, as requested in our prior comment.

10. Please revise the period covered by the forecasted statement to the twelve months ended December 31, 2014, in the narrative preceding the table. Also, please revise other sections of prospectus, such as page 14.

11. We note the line item "excess (shortfall)". In the event you have a shortfall please revise the table to explain which use(s) of cash will absorb the shortfall and in what amount(s).

Capital Expenditures, page 71

12. In determining the maintenance capital expenditures, please revise your disclosure to identify and explain as necessary the items that are being maintained and how the amount of expenditures is calculated.

13. Other parts of the prospectus discuss your expansion plans. For example, we note pages two and three of the summary. Please explain how such growth plans will impact expansion capital expenditures and maintenance capital expenditures. In this regard, we note 14.4 tons produced in 2013 will increase in 2014 due to an additional longwall system in operation at Sugar Hill. We also note long-term production of 79.5 tons.

14. Please compare and contrast the maintenance capital expenditures discussed under this heading with the maintenance and replacement capital expenditures discussed under "Capital Expenditures" on page 75.

15. In this regard, we note the examples given for both maintenance (page 75) and expansion (page 76) capital expenditures. Both include the expansion of an existing mine or the acquisition or development of a new mine. Please revise here and Our Strategy on page 4 to clearly explain how you distinguish between the types of expenditures.

Management's Discussion and Analysis…, page 89

Coal Prices, page 90

16. Please tell us why you removed the disclosure regarding the replacement of favorably priced supply contracts with contracts at lower market prices, given you continue to experience such a trend based on your disclosure in the first paragraph on page 70. Refer to comment 3 of our September 26, 2012 letter and comment 7 of our August 30, 2012 letter.

17. Please revise to disclose the "certain financial covenants," debt service coverage and leverage ratios, and other quantified financial restrictions in your funding arrangements. Additionally, please revise to clarify the extent to which your actual ratios have been close to the various minimum and maximum levels. We note, for example, the fixed charge coverage ratios discussed on page 24 of Risk Factors.

Business, page 111

Coal Sales Contracts, page 128

18. Please identify your material customers. Refer to Item 101(c)(vii) of Regulation S-K.

19. We note the revised disclosure on page 149 regarding the Corrective Action Plan. With a view to clarifying disclosure, please advise us how you considered the applicability of Item 101(c)(1)(xii) to the "disposal areas" and other activities at Macoupin as well as at your other locations.

Management, page 155

20. Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of the directors should serve as a director, as required by Item 401(e)(1) of Regulation S-K.

Certain Relationships, page 170

21. Please revise the introduction of this section to summarize the principal persons involved and each related party's relationship to the issuer and interest in the transactions. Currently you refer to affiliations and entities "under common ownership" but do not clarify the bases and interests involved. See Item 404(a)(1) and (2) of Regulation S-K.

22. In addition, please provide aggregate annual payments for all transactions. As non-exclusive examples, you do not quantify annual payments under the Adena Water and Coal Transloading agreements.

Consolidated Financial Statements: Foresight Energy LLC, Subsidiaries, and Affiliates, page F-1

23. Please ensure your future filing includes updated financial statement pursuant to Rule 3-01 of Regulation S-X.

Audited Consolidated Financial Statements as of and for the Years Ended December 31, 2012, December 31, 2011 and December 31, 2010, page F-5

Note 2 – Summary of Significant Accounting Policies – Revenue Recognition, page F-10

24. Please expand your disclosure to address when legal title and risk of loss generally transfer to your customers (e.g. upon delivery to the customer's location, loading onto common carriers, or delivery to a port or specified transfer point).

Page II-2 Exhibits

25.   Please advise us why you have not filed the agreement with Patton Mining LLC, the third party contract miner. It appears that Patton provides mining and processing services at a significant number of your mines.

General

      If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

      Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

      You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with questions regarding engineering comments. Please contact Ruairi Regan at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director